September 28, 2011

Darren J. Edelstein, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176

Re: Rochdale International Trade Fixed Income Fund (File No. 811-22552)

Dear Mr. Edelstein:

We have the following comments on the registration statement of Rochdale International Trade Fixed Income Fund ("Fund"), which was filed on Form N-2 on August 30, 2011. We have used the captions and page numbers from the registration statement above our comments to indicate the sections of the registration statement to which they relate. You should consider a comment made with respect to one section, however, to apply to similar disclosure elsewhere in the registration statement.

FRONT COVER

1. Please clarify whether the Fund has the discretion to commence operations before receiving subscriptions of $20 million

2. Please include disclosure on the front cover that is substantially similar to the following:

> The securities in which the Fund invests will not be rated by any credit rating agency. If they were rated, they would be rated below investment grade. Securities rated below investment grade are often referred to as "junk." Securities of below investment grade quality should be regarded as high risk because they have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

3. The disclosure, on page iv, states:

> The Fund pursues its investment objective by investing primarily in trade finance, structured trade finance, export finance and project finance obligations or related

obligations of companies, banks or other entities (including sovereign entities) located primarily in or having exposure to global emerging markets ("trade finance related securities")."

a) As required by Rule 35d-1 under the Investment Company Act of 1940 ("1940 Act"), however, the disclosure, on page 11, states: "Under normal circumstances, the Fund will invest at least 80% of its total assets in trade finance related securities." Accordingly, in the statement quoted above, please delete the term, "primarily," and substitute the phrase, "at least 80% of its total assets."

b) Rule 35d-1 under the 1940 Act also requires the imposition of a second 80% test. Please add to the statement quoted above, and include wherever is appropriate in the offering memorandum, a statement that the Fund will invest at least 80% of its total assets in fixed income securities.

c) The use of the term "International" in the Fund's name dictates that the Fund "will invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). Please add to the statement quoted above a statement that, e.g., the Fund will invest at least 40%, unless market conditions are not deemed favorable, in which case the Fund will invest at least 30%, of its assets in non-U.S. issuers, and the Fund will allocate its assets among issuers in various regions and countries, including the United States (but in no less than three different countries).

RISK FACTORS, page 1

1. The disclosure states: "The Manager has agreed to waive and/or reimburse the Fund's expenses to the extent needed to limit the Fund's combined annual operating expenses to 1.5% during the first year of the Fund's operations." Please clarify here and throughout the offering memorandum, wherever the expense limitation agreement is described, that the amounts waived or reimbursed are subject to recapture under the expense limitation agreement. *See* footnote "4" to the financial statements on page 84.

2. The penultimate sentence of the second paragraph states: "A non-diversified portfolio may generate more volatility." Please expand this statement to a separate paragraph that mentions the other risks of non-diversification.

3. Please provide us with a copy of the written procedures approved by the Board under Section 2(a)(41) of the 1940 Act that will be used to fair value the Fund's securities.

4. On page 2, please clarify the meaning of the statement: "Investments in trade finance related and other asset based related loan securities will involve underlying exposure to international securities…."

5. On page 2, please define the term "principally" in the statement: "The Fund will principally be invested in securities outside of the United States."

6. On page 3, the disclosure states: "The Manager is authorized, subject to the approval of the Board, to retain one or more other organizations, including its affiliates, to provide any or all of the services required to be provided by the Manager to the Fund or to assist in providing these services." Please clarify that, absent exemptive relief, an investment advisory agreement with a successor sub-adviser will require approval by a majority of the Fund's outstanding voting securities under Section 15(a) of the 1940 Act.

INVESTOR SERVICING FEE, page 4

1. Please define the term "aggregate value of outstanding Shares."

2. Please delete the footnote statement: "The Sales Agent may waive a portion of this fee based upon the success of the Fund." There is no explanation of the terms of this waiver, either on page 4 or page 56.

PURCHASE OF SHARES, page 5

1. The disclosure states: "Brokers selling Shares…may independently charge Shareholders transaction fees and additional amounts (which may vary) in return for their services." Please put this statement immediately above the fee table on page 9.

2. Please clarify how the Sales Agent is compensated by the Fund. Please disclose the amount of the sales load paid by the Fund and/or investors. How are the Fund shares sold?

REPORTS TO SHAREHOLDERS, page 7

The disclosure states: "The Fund will furnish to Shareholders as soon as practicable after the end of the taxable year such information as is necessary for them to complete Federal and state income tax or information returns along with any tax information required by law." Please make clear that the Fund is required to mail its Form 1099 to shareholders by January 31st each year.

SUMMARY OF EXPENSES, page 9

1. Please explain why there are no "shareholder transaction expenses" in the fee table.

2. The disclosure, on page 26, indicates that the Fund may borrow for leverage. If the Fund expects to borrow in the current fiscal year, please provide, as a line item in the fee table, an

estimate of the Fund's interest expense for the current fiscal year. If the Fund's estimated borrowings in the current year will increase the amount of management fee, the increase in the management fee as a percentage of net assets should be reflected in the fee table.

3. The footnotes should follow the fee table.

4. Footnote "3" to the fee table states that "Other Expenses" are based on estimated amounts for the current fiscal year, assuming net assets of $25,000,000." Please explain to us the assumptions on which this estimate of net assets for the current fiscal year is based. Please revise these assumptions so that net assets are estimated with respect to the average dollar amount of common stock expected to be sold during the current fiscal year.

5. Please explain to us how the "Investor Servicing Fee" is calculated for purposes of the fee table.

6. Consistent with footnote "4" to the financial statements, on page 84, please add the following disclosure to the paragraph discussing the expense limitation agreement on page 9.

> To the extent that the Manager reimburses or absorbs fees and expenses, it may seek payment of such amounts for three years after the year in which the expenses were reimbursed or absorbed. The Fund will make no such payment, however, if its total annual operating expenses exceed the expense limit in effect at the time the expenses were reimbursed.

7. Please explain to us how the "3-years," "5-years," and "10-years" estimates in the example have been calculated.

INVESTMENT OBJECTIVE, page 10

1. The disclosure, on page 10, states: "The Fund's investment objective is to provide interest income from investment in floating rate trade finance related securities and other floating and fixed income securities." This statement conflicts with the requirements of Rule 35d-1 under the 1940 Act, as applied to the Fund. Please revise this statement to clarify that it is the Fund's investment policy to invest at least 80% of its total assets in trade finance related fixed income securities.

2. Throughout the offering memorandum (*e.g*., page 15, 31, and 33), the disclosure uses the term "fixed income securities (including floating rate obligations)." This term contradicts itself, could mislead investors, and could be used to frustrate the purposes of Rule 35d-1. Accordingly, wherever this term appears in the offering memorandum delete the parenthetical.

3. On page 10, please delete the statement: "Trade finance is a risk mitigated asset class."

4. On page 13, the disclosure states: "Because the Fund's name refers to international trade, it will notify Shareholders in advance of any change in its investment policies that would enable the Fund to normally invest less than 80% of its assets in trade finance related securities." In compliance with Rule 35d-1, please revise this statement to clarify that the Fund will notify Shareholders "at least 60 days" in advance of any change in its investment policies that would enable the Fund to normally invest less than 80% of its "total" assets in trade finance related "fixed income" securities.

Trade finance related loans and other loan assignments and participations, page 15

The disclosure states: "The Fund expects primarily to purchase trade finance loans and other loans by assignment, sub-participation, transfer or novation from a participant in the original syndicate of lenders or from subsequent holders of such interests. The Fund may also purchase participations on a primary basis…." However, the disclosure, on page 18, states: "Loan participations are commonly referred to as sub participations." Please clarify the disclosure.

Foreign Government Securities, page 18

The disclosure states: "Foreign government securities (which may have an investment grade of BBB- or better) generally consist of fixed income securities (including floating rate obligations) supported by national, state or provincial governments or similar political subdivisions." Please delete both parentheticals.

FOREIGN SECURITIES, page 19

While the disclosure states that "[i]t is *expected* that a majority of the Fund's investments will be in obligations of non-U.S. issuers, including those of issuers in emerging markets," (emphasis added) the use of the term "International" in the Fund's name, as discussed previously, dictates that the Fund "will invest [its] assets in investments that are tied economically to a number of countries throughout the world." *Id.* Please revise this disclosure as discussed previously (e.g., the Fund will invest at least 40%, unless market conditions are not deemed favorable, in which case the Fund will invest at least 30%, of its assets in non-U.S. issuers, and the Fund will allocate its assets among issuers in various regions and countries, including the United States (but in no less than three different countries)).

DERIVATIVE CONTRACTS, page 20

Inasmuch as the Fund may implement its strategies through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General

Counsel, Investment Company Institute dated July 30, 2010. See
http://www.sec.gov/divisions/investment/guidance/ici073010.pdf

ASSET SEGREGATION, page 23

The disclosure states: "In order to secure its obligations in connection with derivative contracts
or special transactions, the Fund will either own the underlying assets, enter into offsetting
transactions or set aside cash or readily marketable securities." Please describe the Fund's asset
segregation policies with respect to each of the derivatives described on pages 20-23.
Specifically, please inform us whether, in the case of "physically settled" derivatives, the fund
will set aside the contract's full notional value. *See* Investment Company Act Release 10666
(April 18,1979), as modified by "Dreyfus Strategic Investing & Dreyfus Strategic Income" No-
Action Letter (pub. avail. June 22, 1987) and "Merrill Lynch Asset Management, L.P." No-
Action Letter (pub. avail. July 2, 1996).

INVESTING IN SECURITIES OF OTHER INVESTMENT COMPANIES, page 23

If the Fund expects to invest in any other investment companies, including temporary
investments in money market funds, in the current fiscal year, please include the estimated
expenses in the fee table, either as an "acquired fund fees and expenses" entry or, if *de minimis*,
as part of "other expenses." *See* Instruction 10.a. to Item 3 of Form N-2

SECURITIES LENDING, page 23

Confirm that the obligations of the sellers to repurchase securities under repurchase agreements
will be "collateralized fully" under Rule 5b-3 under the 1940 Act. Please explain to us the role
of the board with respect to the Fund's lending of its portfolio securities. Please confirm to us
that the Fund will receive all of the income on the collateral invested by the Fund.

FUNDAMENTAL POLICIES, page 24

1. Please describe the continuing asset coverage requirements of Section 18(a) of the 1940 Act
that are applicable to the Fund's borrowings and the issuance of senor securities.

2. Disclose that the Fund's lending activities are also subject to the continuing 300% asset
coverage requirements of Section 18(a) of the 1940 Act.

3. The disclosure states: "As an additional fundamental policy, the Fund may pursue its
investment program through one or more subsidiary vehicles. The establishment of such
vehicles and the Fund's utilization thereof is wholly within the discretion of the Board." Please

explain to us how can a policy be fundamental if the Board has complete discretion to implement or discontinue it? Please explain to us the purposes for which the Fund intends to create such subsidiaries.

NON-DIVERSIFIED STATUS, page 26

Please describe the diversification requirements of Section 851(b)(3) of the Internal Revenue Code.

RISK OF LOSS AFTER REPURCHASE, page 26

1. Please describe an "extended payment fund."

2. The disclosure states: "The time between when Shares are presented for repurchase and the Repurchase Valuation Date could be more than 90 calendar days." The same section also states that "the Fund has adopted a fundamental policy that may only be changed by Shareholder vote that the Repurchase Valuation Date will fall no more that 90 days after the date a Shareholder is required to present shares for repurchase in good order." Please conform, or explain the apparent inconsistency in, the disclosure.

3. Please disclose whether shareholders have the right to withdraw their tender at any point between the date presented and the valuation date?

BORROWING; RISK OF LEVERAGE, page 26

The disclosure states: "In no event will the Fund's total assets divided by the net asset value exceed a ratio of 1.3 times." We do not understand this statement. This appears to be a misstatement of the ratio computation of Section 18(h) applied to Section 18(a) of the 1940 Act. Please clarify the 300% asset coverage requirement for borrowings imposed by Section 18(a) of the 1940 Act.

RISKS OF INVESTING IN TRADE FINANCE RELATED SECURITIES, page 27

The disclosure states: "The Fund pursues its investment objective by investing primarily in trade finance, structured trade finance, export finance and project finance or related obligations of companies or other entities (including sovereign entities) located primarily in or having exposure to global emerging markets." Please define the term, "related obligations."

CREDIT RISKS, page 31

The disclosure states: "It is expected that the vast majority (if not all) of the Fund's investments will not be rated by any credit rating agency." Please include this statement in the summary risk disclosure.

CONCENTRATION OF INVESTMENTS; NON-DIVERSIFIED PORTFOLIOS, page 32

Please identify the industry or group of industries in which the Fund intends to concentrate. See Item 8.2.b.(2) of Forms N-2. Please define the Fund's policy to concentrate investments in terms of the Instruction to Item 8.2.b.(2) of Form N-2. Please include the risks of concentration in the summary risk disclosure.

RISKS OF INVESTING IN RESTRICTED AND ILLIQUID INVESTMENTS, page 37

The disclosure states: "The Fund will invest a portion or all of the value of its assets in restricted securities and other investments that are illiquid." Please include this statement in the summary risk disclosure. In addition, please discuss whether such investments will impact the Fund's ability to qualify as a "regulated investment company" under Section 851 *et seq.* of the Internal Revenue Code and to repurchase shares.

THE BOARD OF TRUSTEES AND OFFICERS, page 39

In the tables on pages 40 and 41, please add the phrase "during the past five years" to the sixth column. *See* Item 18.6.(b) of From N-2.

OTHER EXPENSES, page 57

The disclosure, on page 58, states: "The Fund's organizational and initial offering expenses are being borne voluntarily by the Manager or an affiliate of the Manager…." Please explain the use of the term "voluntarily" with respect to the expense limitation agreement.

REPURCHASES OF SHARES, page 63

Repurchases by the Fund are subject to the following restrictions:

- Shareholders who tender some but not all of their shares will be required to maintain a minimum investment equal to $50,000. Thus, the Fund would not repurchase an

> investor's full, pro rata amount of tendered shares where purchase of the pro rata amount would reduce the investor's holding to less than the $50,000 minimum.
>
> - Shareholders will not be eligible to have their shares repurchased until they have owned them for six months.
> - Tendering investors may receive a promissory note for a portion of the value of their shares. The amount to be paid under the note will not be determined until after completion of the Fund's annual audit, which will be completed within 90 days after the end of the Fund's fiscal year.
> - The Repurchase Valuation Date may be up to 90 days after the Repurchase Request Deadline.

Please explain to us why these restrictions would not cause the Fund's repurchase offers to violate the requirements of Section 23(c) of the 1940 Act.

Expense Reimbursement, page 84

Please revise the last sentence of the footnote as indicated:

> The Fund will make no such payment, however, if its total annual operating expenses exceed the expense limit in effect at the time the expenses were reimbursed ~~or at the time these payments are proposed~~.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Jeffrey Long at 202-551-6963 or longj@sec.gov.

James E. O'Connor   Jeffrey Long
Attorney/Advisor   Accountant